                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                           Requirements Consolidated
                             (Thousands of Dollars)



                                                                   Years Ended December 31
                                              ----------------------------------------------------------------
                                                  1999          1998          1997          1996          1995
                                              --------      --------      --------      --------      --------
Fixed charges, as defined:
     Interest on long-term debt               $ 62,032      $ 66,218      $ 63,413      $ 60,256      $ 55,580
     Amortization of debt expense
       and premium - net                         3,044         2,859         2,862         2,998         3,441
     Interest portion of rentals                 4,645         4,301         4,354         4,311         3,962
                                              --------      --------      --------      --------      --------

         Total fixed charges                  $ 69,721      $ 73,378      $ 70,629      $ 67,565      $ 62,983
                                              ========      ========      ========      ========      ========


Earnings, as defined:
     Net income from continuing ops           $ 26,031      $ 78,139      $114,797      $ 83,453      $ 87,121
     Add (deduct):
       Income tax expense                       16,740        43,335        61,075        49,509        52,416
       Total fixed charges above                69,721        73,378        70,629        67,565        62,983
                                              --------      --------      --------      --------      --------

         Total earnings                       $112,492      $194,852      $246,501      $200,527      $202,520
                                              ========      ========      ========      ========      ========


Ratio of earnings to fixed charges                1.61          2.66          3.49          2.97          3.22


Fixed charges and preferred
  dividend requirements:
     Fixed charges above                      $ 69,721      $ 73,378      $ 70,629      $ 67,565      $ 62,983
     Preferred dividend requirements (1)        35,149        13,057         8,261        12,711        14,612
                                              --------      --------      --------      --------      --------

         Total                                $104,870      $ 86,435      $ 78,890      $ 80,276      $ 77,595
                                              ========      ========      ========      ========      ========



Ratio of earnings to fixed charges
  and preferred dividend requirements             1.07          2.25          3.12          2.50          2.61

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(1) Preferred dividend requirements have been grossed up to their pre-tax level.